UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41089

Advanced Health Intelligence Ltd

(Translation of registrant’s name into English)

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on June 24, 2022, Advanced Health Intelligence Ltd (the “Company”) received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Rule”) because the bid price for the Company’s American Depositary Shares (ADSs) had closed below $1.00 per share for the previous 33 consecutive business days. As a result, and in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days from the date of such notice, or until December 21, 2022, to regain compliance with the minimum bid price requirement. On December 22, 2022, the Company received notification from Nasdaq indicating that the Company had been granted a further 180 days or until June 19, 2023, to regain compliance, following the Company’s application for extension.

On June 20, 2023, the Company received a determination letter from Nasdaq stating that the Company has not regained compliance with the Rule and thus its securities will be delisted from Nasdaq, in which case trading of its securities will be suspended at the opening of business on June 29, 2023. However, the Company has appealed Nasdaq’s determination to a hearings panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The hearing is scheduled for August 17, 2023. Accordingly, the delisting action referenced in Nasdaq’s determination letter has been stayed, pending a final written decision by the Panel. To regain compliance with the Rule, the Company intends to take the necessary steps to immediately effect a ratio change of the ADSs to its non-traded ordinary shares from the current ratio of one (1) ADS representing seven (7) ordinary shares to a new ratio which will have the same effect as a reverse split of the existing ADSs. At the Panel hearing, the Company intends to present a plan to regain compliance with the Rule. Once the ratio change has taken effect, the ADSs must trade at or above $1.00 for ten consecutive business days for the Company to regain compliance with the bid price rule.

While we believe effectuating the ratio change will lead to our regaining compliance, there can be no assurance that the Company’s plan will be accepted by the Panel or that, if it is, the Company will be able to regain compliance with the applicable Nasdaq listing requirements, or that a Panel will stay the suspension of the Company’s securities. If the Company’s securities are delisted from Nasdaq, it could be more difficult to buy or sell the Company’s ADSs or to obtain accurate quotations, and the price of the ADSs could suffer a material decline. Delisting could also impair the Company’s ability to raise capital and/or trigger defaults and penalties under outstanding agreements or securities of the Company.

This Form 6-K is filed to satisfy the obligation under Nasdaq Listing Rule 5810(b) that the Company publicly disclose the Nasdaq’s determination within four (4) business days after the date of the determination letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HEALTH INTELLIGENCE LTD

Date: June 26, 2023	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

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